NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $ 123,087 for the year ended December 31, 2015.

Provision for Bad Debts

The Company uses the direct write off method for reporting its bad debts. There were no bad debts for the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015 the carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 3- DUE FROM BROKER

The Company's securities transactions are cleared through FirstSouthwest Company (now known as Hilltop Securities), and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 4 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 5 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values. The Company is not holding any of these positions.

NOTE 6 – PROPERTY AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$1,370
Computers	5	1,599
		2969
Less: accumulated depreciation		(912)
		$2,057

Depreciation expense for the year ended December 31, 2015 was $ 516. The Company uses the straight line method of depreciation.

See Accountants' Report.

NOTE 7 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	63,744
Securities Sold Not Yet Purchased (Short Sales)	●

NOTE 8 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

NOTE 9 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 10 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the Company had net capital of $253,837 which was $153,837 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .2426 to 1.

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See Accountants' Report.

NOTE 10 (continued)

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2015, the Company's net capital was $153,837 in excess of the CFTC's minimum requirement.

NOTE 11- OFFICERS LOANS

As of December 31, 2015 there are non interesting bearing loans from officers in the amount of $21,836. There is no time designated for these to be paid back.

NOTE 12 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2015 the Company made no distributions to its shareholders from retained earnings.

NOTE 13 – RELATED PARTY TRANSACTIONS

In 2015, First Southwest Company and its related entities also became subsidiaries of Hilltop Securities Holdings LLC. FINRA approval for this merger was granted on October 22, 2015. There was no disruption of service to Kensington Capital Corp. or any of the firm's customers.

See Accountants' Report.